UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003981

SEC FILE NUMBER
8-36456

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Private Brokers Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
12720 Hillcrest Road, Suite 900
(No. and Street)

Dallas (City) Texas (State) 75230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Roberts (972) 223-1411
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Davis, Clark and Company, P.C.
(Name — if individual, state last, first, middle name)

2705 Swiss Avenue (Address) Dallas (City) Texas (State) 75204 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert A. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Brokers Corporation, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Pres

Title

Notary Public


KATHERINE L. CONWAY
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
07-10-2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. N/A
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE BROKERS CORPORATION

December 31, 2001

Financial Statements

PRIVATE BROKERS CORPORATION

FINANCIAL STATEMENTS

December 31, 2001

TABLE OF CONTENTS

PRIVATE BROKERS CORPORATION

FINANCIAL STATEMENTS

December 31, 2001

TABLE OF CONTENTS

PAGE

SCHEDULES

Supplemental Information: Not a Required Part of the Basic Financial Statements

PRIVATE BROKERS CORPORATION

Independent Auditor's Report on Internal Accounting Control

December 31, 2001

DAVIS, CLARK AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation
2705 SWISS AVENUE
DALLAS, TEXAS 75204
TELEPHONE (214) 824-2556
TELECOPIER (214) 823-9367

Private Brokers Corporation
Independent Auditor's Report on
Internal Accounting Control Required
By SEC Rule 17a-5
December 31, 2001

Board of Directors
Private Brokers Corporation
12720 Hillcrest Road, Suite 900
Dallas, Texas 75230

In planning and performing our audit of the financial statements of Private Brokers Corporation for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the



expected benefits and related costs of internal control structure polices and procedures and provide management with reasonable, but not absolute, assurance that assets for which Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. It is noted that due to the relatively small size of the office and a minimum number of persons employed in the accounting department, a complete separation of duties deemed necessary for ideal internal control is not present; however, after giving due consideration to the limited number of personnel, our study and evaluation did not disclose to us any weaknesses that we believe to be material as of December 31, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



January 18, 2002

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants


D
C
C

DAVIS, CLARK AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation
2705 SWISS AVENUE
DALLAS, TEXAS 75204
TELEPHONE (214) 824-2556
TELECOPIER (214) 823-9367

Independent Auditor's Report

Board of Directors
Private Brokers Corporation
12720 Hillcrest Road, Suite 900
Dallas, Texas 75230

We have audited the accompanying Statement of Financial Condition of Private Brokers Corporation as of December 31, 2001, and the related Statements of Income, of Changes in Stockholders' Equity, of Cash Flows and of Changes in Liabilities Subordinated to Claims of General Creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Private Brokers Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company is a defendant in an legal action brought on by the Securities and Exchange Commission (SEC). The SEC claims certain securities' laws and regulations have been violated. The uncertainty of the outcome of this action and the possibility of a negative outcome raises substantial doubt about the company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 5 The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


D
C
C

Board of Directors
Private Brokers Corporation

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Clark + Company

January 18, 2002

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants



DC
C

Private Brokers Corporation
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 16,490
Receivables from brokers or dealers and clearing organizations:	
Other	32,343
Securities and spot commodities owned at market value:	
Other securities	529,380
Property, furniture, equipment, leasehold improvements and rights under lease agreements at cost (net of $44,293 accumulated depreciation and amortization)	8,630
Other assets	4,280
Total assets	$ 591,123

The accompanying notes are an integral part of this statement.

Private Brokers Corporation
Statement of Financial Condition
December 31, 2001

Exhibit A

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities and expenses	
Accrued expenses and other liabilities	$ 55,275
Total liabilities	55,275
Stockholders' equity	
Common stock - $1.00 par value, 300,000 shares authorized, 62,637 shares issued and outstanding	62,637
Capital surplus	4,965
Retained earnings	468,246
Total stockholders' equity	535,848
Total liabilities and stockholders' equity	$ 591,123

The accompanying notes are an integral part of this statement.

Exhibit B

Private Brokers Corporation
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2001

	Common Stock	Paid In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance - December 31, 2000	$ 62,637	$ 4,965	$ 545,428	$ - 0 -	$ 613,030
Net (loss)	- 0 -	- 0 -	(77,182)	- 0 -	(77,182)
Balance - December 31, 2001	$ 62,637	$ 4,965	$ 468,246	$ - 0 -	$ 535,848

The accompanying notes are an integral part of this statement.

Private Brokers Corporation
Statement of Income
Year Ended December 31, 2001

Exhibit C

Revenues	
Gains or losses on firm securities trading account	$ 5
Rental income	34,500
Interest income	22,838
Total revenue	57,343
Expenses	
Clerical and administrative employees' expenses	10,904
Communications	2,844
Occupancy and equipment costs	36,214
Regulatory fees	63
Legal fees	52,148
Other expenses	32,352
Total expenses	134,525
Net loss	($ 77,182)
Loss per share	($ 1.23)

The accompanying notes are an integral part of this statement.

Private Brokers Corporation
Statement of Cash Flows
Year Ended December 31, 2001

Exhibit D

Cash flows from operating activities:	
Net loss	($ 77,182)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	8,424
Decrease in net customer/broker/dealer receivables	9,650
Increase in securities account	(4,380)
Decrease in other assets	13,598
Increase in accounts payable	53,195
Net cash provided by operating activities	3,305
Net increase in cash	$ 3,305
Cash at beginning of year	13,185
Cash at end of year	$ 16,490
Supplemental information:	
Cash paid for interest expense	$ - 0 -
Federal income tax paid	$ - 0 -

The accompanying notes are an integral part of this statement.

Private Brokers Corporation
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2001

Exhibit E

Balance - December 31, 2001	$ - 0 -

No increase or decrease for 2001.

The accompanying notes are an integral part of this statement.

1. Summary of Significant Accounting Policies

In fulfilling its responsibility for the preparation of the Company's financial statements and disclosures, Company management selects generally accepted accounting principles and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and costs in the determination of income or loss. It is also necessary for management to determine, measure and allocate Company resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

A. General

Private Brokers Corporation (PBC) is a Dallas, Texas-based firm originally formed to provide clearing services for independent brokers-dealers. The Company is a registered broker/dealer under the Securities Exchange Act of 1934, (Act). By unanimous consent of the shareholders dated December 22, 1997, PBC entered into an agreement for the sale and transfer of various equipment and "net receivables" of PBC to another clearing broker/dealer. As a result of this sale/transfer, PBC converted from a clearing broker/dealer to an introducing broker/dealer which no longer carries accounts of customers or securities positions. In 1998, PBC changed its name from Private Brokers Clearing Corporation to Private Brokers Corporation. PBC has withdrawn its broker deal status from the N.A.S.D. and made application (as more fully described in Note 5 to withdraw its broker dealer status with the S.E.C.).

B. Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date.

C. Marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

D. Depreciation is provided using the straight-line method and estimated useful lives of three to five years for personal property. Total depreciation expense for 2001 was $8,424.

E. The "indirect method" is used in preparing the statement of cash flows. Except as noted below, cash is defined as demand deposits, certificates of deposit, and other financial instruments with an initial maturity of three months or less.

1. Summary of Significant Accounting Policies (cont'd)

F. The Financial Accounting Standards Board Issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FAS 109 mandates the liability method for computing deferred income taxes. There are no material book/tax differences as of December 31, 2001.

G. Use of Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for marketable securities, depreciation and accrued expenses.

2. Securities Owned

Securities owned at December 31, 2001, consisted of Money Market Funds valued at $529,380 held by the clearing broker - Southwest Clearing Corp.

3. Federal Income Tax

For the year ended December 31, 2001, PBC incurred a net operating loss for tax purposes of $77,182. No tax benefit of this tax loss has been recognized as it is not anticipated the Company will have taxable income in the forseeable future.

The Company has the following net operating loss carryforward:

Year of Loss	Carryforward	Expiration Date
2000	$ 55,808	2020
2001	$ 77,182	2021

	2001
Estimated potential tax benefit at 15%	$ 11,577
Valuation allowance	(11,577)
Net benefit	$ - 0 -

4. Net Capital Requirements

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

In addition, the net capital rule provides that equity capital may not be withdrawn or cash dividends paid if resulting aggregate indebtedness to net capital ratio would be less than 10 to 1 or net capital is reduced below the minimum required net capital. At December 31, 2001, the PBC's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	% of Aggregate Indebtedness
$ 100,000	$ 512,350	$ 412,350	.11%

5. Commitments and Contingencies

PBC currently leases office space and equipment from third parties. The office lease expires December 31, 2002. PBC has an option to renew the lease for an additional five years at the then prevailing rental rates. Minimum future lease payments pursuant to the non-cancelable operating leases as of December 31, 2001 for the remaining lease term are:

Year Ending December 31,	
2002	$ 69,393
Total	$ 69,393

The office lease contains a provision for annual cost/expense escalation that more likely than not will raise rents in future periods.

Various "correspondent brokers" reimburse PBC for lease space and various equipment rent. Total rental income from these "correspondent brokers" for 2001 approximated $34,500.

Total rent expense approximated the following:

Total rent payments	$ 90,000
Reimbursements for common area maintenance	(54,000)
Total rent expense	$ 36,000

5. Commitments and Contingencies (cont'd)

Various "correspondent brokers" reimburse PBC for lease space and various equipment. Total rental income from these "correspondent brokers" for 2001 approximated $34,500.

PBC and a correspondent broker are the subjects of an investigation that alleges violation of securities laws and claims damages. Administrative proceedings were undertaken against PBC and its president Robert A. Roberts as a result of this investigation. On August 14, 2001, the administrative law judge issued a decision finding no evidence of wrong doing by PBC or Mr. Roberts, thereby dismissing all claims against them. In September 2001, the S.E.C. Filed a petition for review challenging the decision. Outside legal counsel for PBC advised that at this stage in the proceedings, an opinion cannot be offered as to the probable outcome. While management believes the administrative proceedings regarding this matter are contrary to existing rules and is vigorously defending its position, a decision against PBC would cause PBC to cease doing business. Management has taken steps to discontinue operations as a broker dealer and has made a request (which is pending) to withdraw its broker dealer status with the S.E.C.

Schedule 1

Private Brokers Corporation
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2001

Total stockholder's equity	$ 535,848
Deduct stockholder's equity not allowable for net capital	- 0 -
Total stockholder's equity qualified for net capital	535,848
Add allowable subordinated liabilities	- 0 -
Total equity and allowable subordinated liabilities	535,848
Deductions	
Non-allowable assets	12,910
Net capital before haircuts on securities positions	522,938
Haircuts on securities: (Computed, pursuant to 15c3-1 (f))	
Debt securities	10,588
Net Capital	$ 512,350

The accompanying notes are an integral part of this schedule.

Schedule 2

Private Brokers Corporation
Reconciliation of Net Capital Computation
Pursuant to Rule 17a-5d4
December 31, 2001

	Per focus Report	Adjustments	Per Audit Report
Net Capital	$ 512,351	($ 1)	$ 512,350

Reconciliation of Computation of reserve requirements
Pursuant to Rule 15c3-3
December 31, 2001

Private Brokers Corporation (PBC), claims exemption from the provisions of Rule 15c3-3 pursuant to rule 15c3-3 Section (k)(2)(ii). As an introducing broker, PBC clears all transactions with and from customers on a fully disclosed basis with Southwest Clearing Corp. (SWC). All customers funds and securities are promptly transmitted to SWC.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2001

PBC operates as an introducing broker and forwards all transactions and customer accounts to SWC who carries such accounts on a fully disclosed basis.

The accompanying notes are an integral part of this schedule.